

GLOBAL ENERGY GROUP INC

September 15, 2006

Mr. Rufus Decker
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington D.C. 20549-7010

Dear Mr. Decker:

I am in receipt of your letter dated August 30, 2006 requesting a response to your comments within 10 business days. I had hoped to be able to complete my responses by this time frame, but due to certain issues (which I will discuss momentarily) I am not prepared to deliver a well thought out or supported response.

As you may know, Global Energy Group, Inc. ("GEG") consummated a transaction on August 19, 2005 with the Cherokee Nation in which the Nation took voting control of GEG. As part of this transaction, the CEO of the wholly-owned subsidiary (CND, L.L.C.) that had purchased the position in GEG verbally committed to fund one-half of all required capital until GEG reached break-even operations. Unfortunately, this verbal commitment was not honored and the previous control shareholders (at this point the ownership of GEG had been distributed out of Global Energy Acquisition Group, L.L.C. and into its shareholders entities) continued to fund the absolute necessities of the Company and have funded over $1 million into the Company after granting control to the Cherokee Nation. This has severely hampered GEG's operations. When the Cherokee Nation began its program of accusations (regarding alleged fraud in the August 2005 transaction) and lawsuits against GEG, and as our sole manufacturer of our product requiring us to pay cash on delivery in contradiction to our Manufacturing Contract, GEG's funding situation became critical.

I recount the above so that you might understand why our SEC counsel (Conner & Winters) has ceased advising us until we can pay their previous bills. At the same time, our independent certified public accountants have indicated that due to the fact we are their only client in Texas, they will not perform our year end audit at December 31, 2006. They agreed to continue in this role until we have completed the Form 10-Q for the third quarter. We have no issues with our accountant nor they with us. I have not been paid for six months as Chief Financial Officer and must focus on other activities to receive compensation. In addition, I have had to spend my personal money and time to prepare a potential lawsuit against the Cherokee Nation for liable and slander.

5000 Legacy Drive Suite 470 Plano Texas 75024
www.gegsolutions.com
972.943.6040 Voice
972.403.7659 Fax

I will respond to your letter next week as I have spent considerable time working on our responses. I need our auditors' comments and I hope to secure counsels comments. We want to comply with all SEC rules and regulations and hope that our responses to your comments will successfully resolve any issues you may have regarding our reports.

Sincerely,



John R. Bailey
Chief Financial Officer